Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

For the three and six month periods ended June 30, 2012

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of July 18, 2012 and should be read in conjunction with the unaudited interim consolidated financial statements as at June 30, 2012 and for the three and six month periods ended June 30, 2012 and 2011 and their accompanying notes. The discussion and analysis should also be read in conjunction with the 2011 annual audited financial statements which can be found on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

A special resolution was approved by the shareholders of the Company on May 11, 2012 ("Liquidation Approval Date"), for the voluntary liquidation of the Company pursuant to section 211 of the Canada Business Corporation Act, through the distribution of its remaining assets to its shareholders, after providing for outstanding liabilities, contingencies and costs of the liquidation; the appointment of a liquidator if and when deemed appropriate by the board of directors of the Company; and the ultimate dissolution of the Company in the future once all of the liquidation steps have been completed.

Historically, the interim and annual consolidated financial statements and notes have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). As a result of the shareholder approval of the dissolution, the Company commenced using the liquidation basis of accounting on the Liquidation Approval Date (May 11, 2012). Therefore, the interim consolidated financial statements and notes of the Company as of and for the three and six months ended June 30, 2012 have been prepared on a liquidation basis starting from May 11, 2012. Accordingly, as at June 30, 2012, assets have been valued at estimated net realizable value and liabilities include estimated costs associated with carrying out the plan of liquidation.

Some of the statements made in this analysis are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. The forecasts and projections that make up the forward-looking information are based on assumptions, which include, but are not limited to, no significant operational disruptions or environmental liability as a result of a catastrophic event or environmental upset; interest rates; and exchange rates. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

The Company operated North American ginseng farms in Ontario, Canada, on which ginseng root was planted, cultivated and harvested. The Company sold ginseng in its primary markets of Hong Kong and China, and to a lesser extent Canada and the United States of America, through its wholly-owned subsidiaries. All of the Company's ginseng crops have been harvested and all of its inventory sold as at June 30, 2012. The Company is currently in the process of liquidating with the ultimate intention of making a liquidating distribution to its shareholders.

The Company completed the sales of its inventory from the 2011 harvest in the second quarter of 2012 and recorded a gross loss of $16,000 on revenue of $2,215,000 for the three month period ended June 30, 2012 compared to a gross margin of $1,793,000 on revenue of $3,795,000 for the three month period ended June 30, 2011. The decrease in revenue and gross margin was due to a 29% decrease in average selling price. This also resulted in the Company recording a net loss of $160,000 for the three month period ended June 30, 2012 compared to net earnings of $1,513,000 for the same period in the prior year.

RESULTS OF OPERATIONS

Revenue decreased to $2,215,000 in the second quarter of 2012 from $3,795,000 in the second quarter of the previous year and decreased to $4,965,000 for the six months ended June 30, 2012 compared to $7,320,000 in the prior year period. The Company sold 355,000 pounds of root for an average price of $13.99 per pound in the first six months of 2012 compared to 373,000 pounds of root sold for an average price of $19.64 per pound in the first six months of 2011. The lower average sales price was due to a decrease in customer demand and due to a smaller proportion of the higher quality five-year-old root being harvested by the Company during the 2011 harvest season.

Cost of goods sold was 101% of sales revenue in the second quarter of 2012, compared to 53% in the previous year period and was 101% of sales revenue for the six months ended June 30, 2012 compared to 52% for the six months ended June 30, 2011. The Company had a gross loss of 1% of sales in the second quarter of 2012 compared to gross margin of 47% of sales in the second quarter of 2011. Gross loss was 1% of sales for the six months ended June 30, 2012 compared to a gross margin of 48% for the six months ended June 30, 2011. The minimal gross loss in the current period is due to the Company’s inventory being written-down to its estimated net realizable value as at December 31, 2011. The gross margin achieved for the 2010 harvest inventory sold in 2011 was due to a higher quality of product and an increase in overall market demand.

For the three months ended June 30, 2012, selling, general and administrative expenses decreased to $200,000 compared to $273,000 for the three months ended June 30, 2011. For the six months ended June 30, 2012, selling, general and administrative expenses decreased to $488,000 compared to $749,000 for the six months ended June 30, 2011.

For the three and six month periods ended June 30, 2012, this amount included $34,000 and $83,000, respectively, in retention bonuses compared to $63,000 and $126,000 for the three and six month periods ended June 30, 2011, respectively. The selling, general and administrative expenses for the six month period ended June 30, 2011 also includes a performance bonus of $225,000 to the management and farm staff.

For the three and six month periods ended June 30, 2012, the Company incurred operating losses of $216,000 and $522,000, respectively, compared to operating income of $1,520,000 and $2,735,000, respectively for the three and six month periods ended June 30, 2011. The decrease in operating income was primarily due to the lower sales prices earned on sales from the 2011 harvest in the current period.

The Company had other non-operating income of $40,000 for the three month period ended June 30, 2012 compared to other non-operating loss of $11,000 for the three month period ended June 30, 2011. The other non-operating loss in the current period is primarily due to $39,000 in foreign exchange gains compared to foreign exchange losses of $11,000 for the same period in the prior year. The Company had other non-operating income for the six month period ended June 30, 2012 of $30,000, which consisted primarily of $23,000 in government supplement income, compared to $57,000 in foreign exchange losses included in other non-operating income during the prior year period.

For the three month period ended June 30, 2012, the Company incurred a net loss of $160,000, or less than $0.01 per basic share, compared to net earnings of $1,513,000, or $0.04 per basic share, for the three month period ended June 30, 2011. For the six month period ended June 30, 2012, the Company incurred a net loss of $453,000, or $0.01 per basic share, compared to net earnings of $2,675,000, or $0.08 per basic share, for the six month period ended June 30, 2011. The net earnings decreased primarily due to the lower sales prices earned on sales from the 2011 harvest in the current period.

The Company did not declare any dividends on any class of shares during the three month period ended June 30, 2012 or for any period in the previous three fiscal years ended December 31, 2011.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended September 30, 2010 through June 30, 2012. This information has been derived from unaudited interim consolidated financial statements prepared in accordance with United States general accepted accounting principles that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements up to May 11, 2012. On that date, the Company began reporting using the liquidation basis of accounting.

(Stated in Thousands
of Canadian Dollars	2012		2011				2010
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenue	$2,215	2,750	416	1,739	3,795	3,525	3,254	2,892

Write-downs	-	-	(200)	-	-	-	-	-

Operating income (loss)	(216)	(306)	(424)	582	1,520	1,215	852	404

Net earnings (loss)	(160)	(293)	(447)	787	1,513	1,162	970	498

Net earnings (loss) per share:
Basic and diluted	$(0.00)	(0.01)	(0.01)	0.02	0.04	0.04	0.03	0.01

Ginseng crops are harvested in the fall of every year. Revenue and earnings tend to be higher in first two quarters of the following year as the harvested roots are usually sold. However, this was not the case in 2010 as the majority of the Company’s 2009 harvest inventory was shipped to customers in the third and fourth quarters of 2010. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations for the three and six month periods ended June 30, 2012 was $1,403,000 and $3,955,000, respectively, compared with $3,154,000 and $4,936,000 for the same period in 2011. Cash provided by operations decreased during the current period primarily due to a decrease in the amount of proceeds received from customers from the sale of inventory compared to the prior year. The Company had cash expenditures of $226,000 related to liquidation activities during the three and six month period ended June 30, 2012. The Company expects an additional $130,000 in expenditures subsequent to the reporting period.

The Company received $1,850,000 in proceeds upon the disposition of its farm operating assets during the six month period ended June 30, 2012.

The Company’s cash as at June 30, 2012 was $10,299,000 compared to a balance of $4,494,000 million at December 31, 2011, a net increase of $5,805,000. The net assets in liquidation of the Company as at June 30, 2012 was $10,165,000 compared to net assets of 10,981,000 at December 31, 2011. The decrease was primarily due to cash outlays for selling, general and administrative expenses and for costs incurred as part of the liquidation process.

The Company has entered into an operating lease for its corporate head office in Richmond, British Columbia at a cost of $3,000 per month through July 31, 2012. The Company has no other contractual obligations.

RELATED PARTY TRANSACTIONS

The Company pays management fees to Wai Kee Holdings Limited (“Wai Kee”) for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. Wai Kee is a Hong Kong based publicly traded company which owns 46% of the shares of the Company and has a director in common with the Company. For the three and six month periods ended June 30, 2012, the Company paid management fees of $12,000 and $23,000 (June 30, 2011 - $14,000 and $28,000), respectively. This transaction is measured at the fair value.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

On May 11, 2012 the Company commenced using the liquidation basis of accounting and accordingly, assets have been valued at estimated net realizable value and liabilities include estimated costs associated with carrying out the plan of liquidation. Although management believes that the reserve for estimated costs during liquidation is sufficient, future events may result in additional unexpected costs which would reduce the net assets in liquidation.

RISKS AND UNCERTAINTIES

The Company has sold its entire inventory and has minimal assets other than cash. Therefore the Company no longer has any risks associated with the world price of ginseng root or a concentration of customers.

The Company has dissolved all of its foreign subsidiaries and thus is no longer exposed to risk associated with operating in foreign markets or the risks associated with dealing in foreign currencies.

The process of liquidation involves various legal, tax and regulatory considerations and thus the timeliness and cost of the liquidation process is subject to some uncertainty.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and accounts payable and accrued liabilities. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items.

OUTLOOK

As a result of the shareholders approval on May 11, 2012 of the voluntary liquidation of the Company pursuant to Section 211 of the Canada Business Corporations Act, the Company will seek to: (i) realize its remaining non-cash assets; (ii) pay, and establish a reserve to pay, all of the Company’s anticipated and unanticipated liabilities; and (iii) make a liquidating distribution to the shareholders. The Company has appointed its stock transfer agent, Computershare Investor Services Inc. (“Computershare”), to act as its agent in connection with the final liquidating distribution. The Company will deliver the full amount of the final liquidating distribution to Computershare on or before August 31, 2012, to be paid by Computershare to the Company’s shareholders. Computershare will send a letter of transmittal to the Company’s shareholders requesting that they surrender their share certificates in the Company in exchange for their proportionate share of the final liquidating distribution.

Thereafter, the Company will file Articles of Dissolution under the Canada Business Corporations Act in order to dissolve the Company. The Company will also file the appropriate forms or letters with Canadian securities regulators to cease to be a reporting issuer and with the United States Securities Exchange Commission to terminate the Company’s Section 12(g) registration and Section 13(a) reporting obligations under the Securities Exchange Act of 1934.